UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary
(914) 251-9000

Copy to:

Philip O. Brandes
Mayer Brown LLP
1675 Broadway
New York, NY 10019-5820
(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons JZ Capital Partners Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person OO

The information set forth herein regarding percentages of beneficial ownership is based upon 33,839,523 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on February 11, 2013.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2009 (the “Statement”), as further amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 12, 2011, Amendment No. 2 to the Statement filed with SEC on March 6, 2012 and Amendment No. 3 to the Statement filed with SEC on May 8, 2012 as follows:

Item 2.         Identity and Background

Item 2 of the Statement is amended and restated in its entirety by inserting the following information:

This Amendment No. 4 is being filed by JZ Capital Partners Limited (“JZCP”).

JZCP is a closed-ended investment company that was incorporated in Guernsey on April 14, 2008.  Its registered office is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.

JZCP’s corporate objective is to create a portfolio of investments in businesses primarily in the United States. JZCP’s present investments include Micro-Cap Buyouts, mezzanine loans (sometimes with equity participations) and high yield securities, senior secured debt and second lien loans and other debt and equity opportunities, including distressed debt and structured financings, derivatives and opportunistic purchases of publicly traded securities.

JZCP has entered into an investment advisory and management agreement (the “Advisory Agreement”) with Jordan/Zalaznick Advisers, Inc. (the “Investment Adviser”), a Delaware corporation based in New York.  Subject to the overall supervision of JZCP’s board of directors, the Investment Adviser acts as the investment manager to JZCP and manages the investment and reinvestment of the assets of JZCP in pursuit of the investment objective of JZCP and in accordance with the investment policies and investment guidelines from time to time of JZCP and any investment limits and restrictions notified by the board (following consultation with) the Investment Adviser.

JZCP is governed by a board of independent directors, comprised of David Macfarlane (Chairman), David Allison, Patrick Firth, James Jordan and Tanja Tibaldi, who share overall supervision of the Investment Adviser, including its shared voting and investment power over the shares held by JZCP.  Each of the directors is considered by the board to be independent of the Investment Adviser.  Messrs. Macfarlane, Allison and Firth are each citizens of the United Kingdom.  Mr. Jordan is a citizen of the United States.  Ms. Tibaldi is a dual citizen of Sweden and Switzerland.  Their business address is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.  The present principal occupation of each of the directors is as follows:

Director	Principal Occupation
David Macfarlane	Formerly, Senior Corporate Partner of Ashurst
David Allison	Founding Member of Virtus Management Limited
Patrick Firth	Non-executive Director of various funds
James Jordan	Private Investor
Tanja Tibaldi	Director, Triple Eight Limited

The address of David Macfarlane is Holt Lodge, Bodsham, Ashford, Kent, TN25 5JQ, United Kingdom.  Virtus Management Limited is an international fiduciary, corporate services and investment consulting business and its address is P.O. Box 634, Bordeaux Crt, Les Echelons, St Peter Port, Guernsey, GY1 3DR.  The address of Patrick Firth is Ambridge, Braye du Valle, St. Sampson, Guernsey GY2 4RD..  The address of James Jordan is 20 Fifth Avenue, Apt 11F, New York, NY 10011.  Triple Eight Limited is a privately held investment company with an address at 108 rue de Berima, Marrakech, Morocco.

Each of JZCP and the persons named in this Item 2 has not, during the past five years, been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JZCP, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’), The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) were parties to a stockholders agreement (as amended, the “Stockholders Agreement”) pursuant to which such stockholders agreed to vote their respective shares of Common Stock in favor of the nominees designated by The Resolute Funds, L.P. to TAL International Group’s Board of Directors..  JZCP disclaims beneficial ownership of any shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  JZCP is making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and is solely responsible for the information contained in this separate filing.  JZCP believes that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Stockholders Agreement is attached to a Form 8-K filed with the SEC on March 27, 2012 as Exhibit 10.1 and is incorporated into this Item 2 by reference.

Item 4.         Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety by inserting the following information:

On February 21, 2013, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including JZCP (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”), with respect to the offer and sale by the Selling Stockholders of an aggregate of 4,036,796 shares (the “Shares”) of the Common Stock to the Underwriter in connection with an underwritten public offering (the “Offering”). On February 26, 2013, the Selling Stockholders completed the offer and sale of the Shares to the Underwriters.  Of the Shares, 357,418 shares were sold by JZCP.  Following the sale of Shares described in this Item 4, JZCP ceased to beneficially own any shares of Common Stock.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2013 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As described in Item 4 above, on February 26, 2013 JZCP ceased to beneficially own any shares of Common Stock.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 4 are hereby incorporated by reference in response to this Item 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

JZ Capital Partners Limited

	By:	/s/ David W. Zalaznick
Name: David W. Zalaznick
Title: Investment Advisor